

## Brad Fuhr (He/Him) · 3rd

Owner/e-Publisher, GayDesertGuide.com/KGAY106.5 Palm Springs; Owner, Oasis Marketing Group; Podcast contributor to ILoveGayPalmSprings Podcast

Palm Springs, California, United States · Contact info

**500+ connections**

 KGAY Palm Springs Radio

Central Michigan University

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## Experience


**Company Owner**
KGAY Palm Springs Radio · Full-time
Aug 2021 – Present · 3 mos
Palm Springs, California, United States


**Founder & e-publisher**
GayDesertGuide.com · Self-employed
Jan 2013 – Present · 8 yrs 10 mos
Palm Springs, CA

GayDesertGuide.LGBT is an online guide to LGBTQ-friendly businesses, events and activities in the Palm Springs area. With it, visitors and locals alike can Discover, Navigate and Play in the desert with a curated full service portal. From Attractions to Happy Hours, Shopping to Dining, we cover it all. Advertising opportunities both on site, on social media, thro ...see more

 Gay Desert Guide Palm Springs Discover Gay...


**Founder and CEO**
Oasis Marketing Group
Sep 2015 – Present · 6 yrs 2 mos
Palm Springs, CA

Cutting edge marketing & advertising services for businesses targeting the LGBTQ community. Expertise in digital, programmatic, social and print. Large database of LGBT consumers, businesses and social media followers in the Palm Springs market.

 Oasis Marketing Group


**General Manager**
Qchella Media Corporation
Dec 2018 – Oct 2019 · 11 mos
Palm Springs, CA

Brad is manager of Sunnylands Broadcasting's KGAY-AM & FM, Palm Springs and CV 104.3 KHCV, Palm Desert.

Qchella Media Corp., a California not-for-profit, chartered to provide "the LGBTQIA ...see more

 KGAY106.5


**Adjunct Professor**
College of the Desert
Aug 2013 – Jun 2016 · 2 yrs 11 mos
Palm Desert, CA

Using his 30+ year history in broadcasting, Brad teaches broadcasting at College of the Desert. He also advises the start-up internet radio station, KCOD, and guides students to a career in the many facets of today's audio media. From podcasting to voice acting, talk show host to DJ, Brad brings his many contacts in the industry along with knowledge of ...see more

Show 5 more experiences ∨

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## Education


**Central Michigan University**
BAA, Broadcasting/Journalism



1976 – 1979
Activities and Societies: AERho, the National Honorary Broadcast Society; CMU Public Radio,
WMHW-FM.

## Licenses & certifications



**NGLCC Certified Business Enterprise**
National Gay & Lesbian Chamber of Commerce (NGLCC)

## Volunteer experience



**Board Chair**
Gay Mens Chorus Of LA
Arts and Culture

Board member and board chair for GLMCA.



**Team Lead**
Gay4Good
Mar 2018 – Present · 3 yrs 8 mos
Social Services

Team Leader and founder of the Palm Springs Gay4Good chapter. GayForGood.org Gay For
Good aims to energize and mobilize the LGBTQ community to interact with the greater
community by volunteering our time to various social welfare and environmental service
projects.